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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 3)

                 Peoples Banctrust Company Inc.
                        (Name of Issuer)


                      $.10 Par Common Stock
                 (Title of Class of Securities)


                            709796106
                         (CUSIP Number)

                        December 31, 2002
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[ ] Check the following box if a fee is being paid with this statement.

(1)Names and I.R.S. Identification Numbers of Reporting Persons
   Peoples Banctrust Company Inc.
   63-0896239

(2)Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [ ]

(3)SEC Use Only

(4)Citizenship or Place of Organization
   Alabama

Number of Shares         (5) Sole Voting Power
Beneficially                 401,100
Owned by                 (6) Shared Voting Power
Each Reporting               0
Person With              (7) Sole Dispositive Power
                             401,100
                         (8) Shared Dispositive Power
                             0

(9)Aggregate Amount Beneficially Owned by Each Reporting Person
   401,100

(10)[ ] Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

(11)Percent of Class Represented by Amount in Row (9)
   7.21%

(12)Type of Reporting Person (See Instructions)
   HC

Item 1(a) Name of Issuer:
           Peoples Banctrust Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
           310 Broad Street
           Selma, Alabama  36701

Item 2(a) Name of Person Filing:
           Regions Financial Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence:
           417 North 20th Street
           Birmingham, Alabama  35203

Item 2(c) Citizenship:
           Delaware Corporation

Item 2(d) Title of Class of Securities:
           $.625 par common stock

Item 2(e) CUSIP Number:
           758940100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a) [ ]    Broker or Dealer registered under section 15 of the
           Act
(b) [ ]    Bank as defined in section 3(a)(6) of the Act
(c) [ ]    Insurance Company as defined in section 3(a)(19) of
           the Act
(d) [ ]    Investment Company registered under section 8 of the
           Investment
           Company Act
(e) [ ]    Investment Adviser registered under section 203 of the
           Investment
           Advisers Act of 1940
(f) [ ]    Employee Benefit Plan, Pension Fund which is subject
           to the provisions
           of the Employee Retirement Income Security Act of 1974
           or Endowment
           Fund; see Rule 13d-1(b)(1)(ii)(F).
(g) [X]    Parent Holding Company, in accordance with Rule 13d-
           1(b)(ii)(G)
           (Note:  See Item 7)
(h) [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4     Ownership:
      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

      (a)  Amount Beneficially Owned:  401,100

           (b)    Percent of Class:  7.21%

      (c)  Number of shares as to which such person has:
           (i)    sole power to vote or to
                  direct the vote                 401,100
           (ii)   shared power to vote or to
                  direct the vote                       0
           (iii)  sole power to dispose or to
                  direct the disposition of       401,100
           (iv)   shared power to dispose or to
                  direct the disposition of             0

      None of the above represent shares which there is a right to acquire.

Item 5     Ownership of Five Percent or Less of a Class:
      Not Applicable.

Item  6      Ownership  of More than Five Percent  on  Behalf  of
Another Person:
       If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

      All  shares  reported  on  this  form  are  held   by
      affiliate trust departments as fiduciary for  various
      beneficiaries.   The account of Roberts  and  Mildred
      Blount Charitable Trust has such an interest relating to five percent or more of the class of securities.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company:
       If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      Exhibit Attached.

Item 8 Identification and Classification of Members of the Group:
      Not Applicable.

Item 9 Notice of Dissolution of Group:
      Not Applicable.

Item 10 Certification:
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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Signature:

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 13, 2003
(Date)



/s/Ronald C. Jackson
(Signature)

Ronald C. Jackson
Senior Vice President and Comptroller
Regions Financial Corporation
(Name/Title)

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                                                  EXHIBIT

                         No. of Shares      Sole          Shared          Sole          Shared
                         Beneficially      Voting         Voting	Dispositive    Dispositive
                             Owned          Power         Power           Power          Power


Regions Bank               401,100         401,100           0		 401,100	   0

        TOTALS             401,100         401,100           0		 401,100	   0


The Item 3 classification of the subsidiary listed above is (b) Bank as defined in section 3(a)(6) of the Act.